# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kazia Therapeutics Limited, CIK 0001075880
CUSIP: 48669G105
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: 80 S.W. 8TH Street, Suite 2000, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 01/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP, 87-3893017: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 558,918; shared voting power 0; sole dispositive power 558,918; shared dispositive power 0; aggregate amount beneficially owned 558,918 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Represents 553,440 ADSs held by Alumni Capital LP ("Alumni Capital") and 5,478 ADSs underlying presently exerciseable pre-funded warrants, and it excludes (i) 774,415 ADSs underlying pre-funded warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni (together with its affiliates) would beneficially own in excess of 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise (the "Exercise Blocker"), and (ii) 1,598,715 ADSs underlying warrants that cannot be issued due to the Exercise Blocker. Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 1,598,715 ADSs.
  
  (2) Based on 5,589,294 ADSs outstanding plus 5,478 ADSs issuable upon exercise of presently exerciseable pre-funded warrants.
- Alumni Capital GP LLC (1) 87-3998289: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 558,918; shared voting power 0; sole dispositive power 558,918; shared dispositive power 0; aggregate amount beneficially owned 558,918 (9.99% of the class)
  Comment: (1) Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Alumni Capital GP LLC does not itself own any securities of the issuer.
  
  (2) Represents 553,440 ADSs held by Alumni Capital LP ("Alumni Capital") and 5,478 ADSs underlying presently exerciseable pre-funded warrants, and it excludes (i) 774,415 ADSs underlying pre-funded warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni (together with its affiliates) would beneficially own in excess of 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise (the "Exercise Blocker"), and (ii) 1,598,715 ADSs underlying warrants that cannot be issued due to the Exercise Blocker. Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 1,598,715 ADSs.
  
  (3) Based on 5,589,294 ADSs outstanding plus 5,478 ADSs issuable upon exercise of presently exerciseable pre-funded warrants.
- Ashkan Mapar (1) [xx-xxxxxxx]: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 558,918; shared voting power 0; sole dispositive power 558,918; shared dispositive power 0; aggregate amount beneficially owned 558,918 (9.99% of the class)
  Comment: (1) Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Ashkan Mapar does not himself own any securities of the issuer.
  
  (2) Represents 553,440 ADSs held by Alumni Capital LP ("Alumni Capital") and 5,478 ADSs underlying presently exerciseable pre-funded warrants, and it excludes (i) 774,415 ADSs underlying pre-funded warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni (together with its affiliates) would beneficially own in excess of 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise (the "Exercise Blocker"), and (ii) 1,598,715 ADSs underlying warrants that cannot be issued due to the Exercise Blocker. Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 1,598,715 ADSs.
  
  (3) Based on 5,589,294 ADSs outstanding plus 5,478 ADSs issuable upon exercise of presently exerciseable pre-funded warrants.

## Item 1. Issuer
Name of issuer: Kazia Therapeutics Limited
Address of issuer's principal executive offices: Three International Towers Level 24, 300 Barangaroo Avenue Sydney NSW 2000

## Item 2. Person Filing
Name of person filing:
Alumni Capital LP (1)
Alumni Capital GP LLC (1)
Ashkan Mapar, Manager of Alumni Capital GP LLC (1)
Address of principal business office or, if none, residence:
The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is:

80 S.W. 8TH Street
Suite 2000
Miami, FL 33131
Citizenship:
Alumni Capital LP, Delaware limited partnership
Alumni Capital GP LLC, Delaware limited liability company
Ashkan Mapar, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 558,918 (2)
Percent of class: 9.99% (3)
Sole power to vote or to direct the vote: 558,918 shares of Common Stock (1)(2)
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 558,918 shares of Common Stock (1)(2)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Agreement of Joint Filing

## Signatures
- Alumni Capital LP, 87-3893017: /s/ Ashkan Mapar, Ashkan Mapar / Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (01/16/2025)
- Alumni Capital GP LLC (1) 87-3998289: /s/ Ashkan Mapar, Ashkan Mapar / Manager (01/16/2025)
- Ashkan Mapar (1) [xx-xxxxxxx]: /s/ Ashkan Mapar, Ashkan Mapar (01/16/2025)